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Nicholas Nalbantian

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	OmniAb, Inc.

Registration Statement on Form S-1

Filed November 30, 2022

File No. 333-268613

Dear Mr. Nalbantian:

We are in receipt of the Staff’s letter dated December 19, 2022 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of OmniAb, Inc. (“OmniAb” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

January 5, 2023

Registration Statement on Form S-1, filed November 30, 2022

General

1.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

OmniAb’s Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages ii, 4, 53, 54 and 176 of the Amended Registration Statement.

2.

Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	You state on page 52 that “future” sales of shares of Common Stock may depress its stock price. Please update this statement and risk factor given that this prospectus is facilitating those sales; and

•

You state on page 72 that you “expect” Ligand to continue to provide certain services on a transitional basis following the Separation. Please update this statement to reflect the current status of the contract.

OmniAb’s Response: The Company has revised the disclosure throughout the Amended Registration Statement, including on pages 53, 54, 74, 75 and 159, in response to the Staff’s comment.

Cover Page

3.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

OmniAb’s Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages ii, 4, 53, 54, and 176 of the Amended Registration Statement.

4.

Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

OmniAb’s Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 8, 58, 60 and 81 of the Amended Registration Statement.

January 5, 2023

5.

We note that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

OmniAb’s Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 53 of the Amended Registration Statement.

Risk Factors

Risks Related to Our Common Stock and Warrants

Future sales of shares of Common Stock may depress its stock price., page 52

6.

We note your risk factor stating that future sales of shares of common stock may depress stock prices of your common stock. Please revise this risk factor to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors/selling securityholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

OmniAb’s Response: The Company has revised the disclosure on the prospectus cover page and pages 6, 53 and 54 of the Amended Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

7.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Avista Acquisition LP II, a beneficial owner of over 21% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

OmniAb’s Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, and page 77 of the Amended Registration Statement.

Liquidity and Capital Resources, page 78

8.

We note that the projected revenues for 2022 were $72 million, as set forth in the unaudited projected financial information management prepared and provided to the board, the company’s financial advisors and the SPAC in connection with the evaluation of the business combination. We also note that your actual revenues for the Nine Months Ended September 30, 2022 was approximately $23.7 million. It appears that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

January 5, 2023

OmniAb’s Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the referenced projected revenue for 2022 of $72 million was provided to the APAC board in February 2022, which projections, as disclosed in the proxy statement/prospectus/information statement for the Business Combination, were superseded in August 2022 by a revised projection for 2022 of $65.0 million. The Company further advises the Staff that the Company does not expect total revenue for 2022 to impact its near-term or long-term liquidity.

In response to the Staff’s comment, the Company has revised its liquidity disclosure on pages 80 and 81 of the Amended Registration Statement consistent with the foregoing, including to detail the Company’s cash and liquidity position as of the date of the prospectus as well as the risks associated with future capital requirement needs and liquidity. This disclosure will be further updated in the Company’s future annual and quarterly reports.

9.

In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

OmniAb’s Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 8, 53, 54, 80 and 81 of the Amended Registration Statement.

*********

January 5, 2023

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Donald Field, Securities and Exchange Commission

Matthew W. Foehr, OmniAb, Inc.

Kurt Gustafson, OmniAb, Inc.

Charles Berkman, OmniAb, Inc.

R. Scott Shean, Latham & Watkins LLP